Elicio Therapeutics, Inc.

451 D Street

5th Floor, Suite 501

Boston, MA 02210

(857) 209-0050

September 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Elicio Therapeutics, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-257480

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Elicio Therapeutics, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-257480), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on June 28, 2021 and was amended on June 29, 2021 and July 13, 2021.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Bryan S. Keighery at (617) 341-7269 or Christopher M. Rogers at (617) 341-7553.

Very truly yours,

Elicio Therapeutics, Inc.

By:	/s/ Robert Connelly
Name:	Robert Connelly
Title:	Chief Executive Officer, President and Director

cc:	Bryan S. Keighery, Morgan, Lewis & Bockius LLP

Christopher M. Rogers, Morgan, Lewis & Bockius LLP